Filed by Bright Lights Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

The following is a transcript of a video interview of Michael Mahan, Chief Executive Officer of Bright Lights Acquisition Corp., and Paul Tran, CEO of Manscaped, by Scott Wapner, of CNBC, made available on November 23, 2021, at https://app.criticalmention.com/app/#clip/view/2dce6db8-9b37-4335-a8bf-d513525b732c?token=3d1e03e6-d051-48e6-b21c-ee553c48e0a8.

Scott Wapner:

... company, Manscaped going public today via a $1 billion SPAC deal with Bright Lights Acquisition Corp. For more on the company in the current SPAC environment, we are joined by the SPAC sponsor Mike Mahan and the CEO of Manscaped, Paul Tran. Guys, welcome. It's good to see you. Thanks for being here.

Mike Mahan:

Thanks for having us.

Paul Tran:

Thank you, Scott. Great to be here.

Scott Wapner:

Mike, you first. Why this company, and how long did it take you to find it?

Mike Mahan:

We think we found a very special company in Manscaped. It's extraordinary what they've been able to do in a relatively short period of time. In three years, they went from just $3 million of revenue to nearly $300 million revenue. They only raised $23 million of equity, which is just an extraordinary achievement. We were fortunate enough to find them relatively early on in the process. One of their board members called us and said, I think I've got your SPAC company. And I said, oh yeah? Tell me about it. And we just couldn't believe what we were hearing. We did a lot of work around the company to validate everything that they told us, and we were pleasantly surprised when it checked out.

Scott Wapner:

Yeah. You know, Paul, the numbers are astounding. I had to do a double take myself when you go from 3 million in trailing 12 month revenues in 2018 to 300 million today, and then you have optimistic projections of 500 million by 2023, how in the world did you do it? And how do you get to that even bigger number?

Paul Tran:

Thank you, Scott. Well, we did it by obsession. We obsess over making the very best products for men. And I think that that obsession carries through to our customers and our million members. And we now have an active million members in our subscription program. You know, we started in the groin, but we've expanded so quickly, well beyond the groin into the rest of the male body, we've earned our customers permission to take care of them from head to toe. And that's exactly how we got here profitably, and how we're going to continue to grow in the future years.

Scott Wapner:

Yeah, as you just said, you are profitable, which some people may not realize. How much of a big spend, though, do you need to do now to get to the projections that you've laid out for your investors?

Paul Tran:

Well, what's really exciting is that we're actively deploying $100 million on marketing and media a year, but what's really special about us is that we're recouping that customer acquisition cost extremely quickly. So as soon as a customer purchases one of our products online, we've already recouped that CAC. And 70% of those customers opt in to becoming a subscriber.

Scott Wapner:

Mike, you know we showed the stock, it's getting a bump as we're having this conversation, which is maybe not a surprise. It is under 10, though. What does that say about the current SPAC environment? A lot of people chasing and looking for similar deals. There it is, it's a little over 10 now, but you know my point.

Mike Mahan:

Look, I think the SPAC market is challenging right now. And I think that our view is the cream is going to rise to the top. And we just think that we have an extraordinary company, and maybe it took a little longer than we would have liked, but this is a fantastic company, a tremendous partnership. And we just couldn't be more bullish on the future

Scott Wapner:

You have as your pipe or including in the pipe, the actor, Channing Tatum, who I want to talk more about in a second, the Endeavor Group, and Guggenheim. Why the Tatum involvement is interesting to me, you did deals with celebrities before the Ryan Reynolds deal with Aviation Gin, Kim Kardashian's deal with SKIMS. This, though, is a little bit different than your typical celebrity endorsement deal, isn't it?

Mike Mahan:

Yeah, well, we really view it as celebrity partnership, and SKIMS was a fantastic investment led by our co-chairman, John Howard, Aviation Gin with Ryan Reynolds led by other co-chairman, Allen Shapiro, and those investments were terrific. And those really focused on one celebrity. We're really focus on a multi celebrity strategy, because this company is global, and we think that you have to have global celebrities, you have to have regional celebrities. You're going to see a lot of announcements with respect to celebrities in the future from us in the coming months ahead.

Scott Wapner:

Paul, you mentioned you're growing sub-business your subscription biz. I know you're available in a bunch of big name retailers, but how quickly is the subscription business growing now, and how fast do you need it to grow? And I ask you that wondering about a guy like Pete, for example, that thing he has on his chin, you said you're expanding your products. Can we show Pete? Pete, I don't know if you know this company very well or not, but I'm sure there's a time or two where that thing needs to be groomed, don't you think?

Pete:

It does. Yes, indeed it does. So I need to get ahold of these guys. You're right.

Scott Wapner:

How fast, though, is the subscription business, this recurring revenue business growing?

Paul Tran:

The subscription business is doing really well, Scott. It went from 20% to 40%. So this year 40% of our D to C revenue is from repeat business.

Scott Wapner:

Yeah. Well guys, congratulations. I know it's a big day for you. We'll continue to follow the story. Mike Mahan, Paul Tran, we'll talk to you soon.

Mike Mahan:

Great. Thank you, Scott. We appreciate it.

Paul Tran:

Thank you, Scott.

Scott Wapner:

All right. Up next...

Important Information and Where to Find It

This communication relates to a proposed transaction between BLTS and Manscaped. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Bright Lights Acquisition Corp. (“BLTS”) and Bright Lights Parent Corp. (“ParentCo”) intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS expect to file with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.